Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Wynn Resorts, Limited for the registration of common stock, preferred stock, depositary shares representing preferred stock and debt securities and to the incorporation by reference therein of our reports dated February 28, 2022, with respect to the consolidated financial statements and schedule of Wynn Resorts, Limited, and the effectiveness of internal control over financial reporting of Wynn Resorts, Limited, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada
November 4, 2022